Exhibit 4.2

SUPPLEMENTAL INDENTURE

This Supplemental Indenture, dated as of March 19, 2010 (this “Supplemental Indenture” or “Guarantee”), among Talecris Biotherapeutics Overseas Services Corp. (“TBOSC”), Talecris Biotherapeutics Holdings Corp. (together with its successors and assigns, the “Company”), the Subsidiary Guarantors under the Indenture referred to below, and The Bank of New York Mellon Trust Company, N.A., as Trustee under the Indenture referred to below.

WHEREAS, the Company, the Subsidiary Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of October 21, 2009 (as amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of an aggregate principal amount of $600.0 million of 7.75% Senior Notes due 2016 of the Company (the “Notes”);

WHEREAS, Section 4.19 of the Indenture provides that the Company is required to cause any newly created or acquired Domestic Subsidiary (other than an Unrestricted Subsidiary) to execute and deliver to the Trustee a supplemental Indenture providing for a Subsidiary Guarantee; and

WHEREAS, pursuant to Section 9.01(g) of the Indenture, the Trustee, the Company and the Subsidiary Gurantors are authorized to execute and deliver this Supplemental Indenture to amend the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, TBOSC, the Company, the other Subsidiary Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

ARTICLE I

Definitions

SECTION 1.1 Defined Terms.  As used in this Subsidiary Guarantee, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “Holders” in this Guarantee shall refer to the term “Holders” as defined in the Indenture and the Trustee acting on behalf or for the benefit of such holders.  The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Agreement to be Bound: Guarantee

SECTION 2.1 Agreement to be Bound. TBOSC hereby becomes a party to the Indenture as a Subsidiary Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Subsidiary Guarantor under the Indenture. TBOSC agrees to be bound by all of the provisions of the Indenture applicable to a Subsidiary Guarantor and to perform all of the obligations and agreements of a Subsidiary Guarantor under the Indenture.

SECTION 2.2 Guarantee. TBOSC hereby fully, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, jointly and severally with each other Subsidiary Guarantor, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the Obligations under the Notes in accordance with Article 10 of the Indenture.

ARTICLE III

Miscellaneous

SECTION 3.1 Notices. All notices and other communications to TBOSC shall be given in care of the Company as provided in the Indenture for notices to the Company.

SECTION 3.2 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3 Governing Law. This Supplemental Indenture shall be governed by the laws of the State of New York.

SECTION 3.4 Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.  If and to the extent that any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision that is required to be included in this Supplemental Indenture or in the Indenture by the Trust Indenture Act, the required provision shall control.

SECTION 3.5 Ratification of Indenture: Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

SECTION 3.6 Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.7 Headings. The headings of the Articles and the sections in this Guarantee are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

ISSUER:

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP

By:	/s/ John M. Hanson
Name:	John M. Hanson
Title:	Executive Vice President, Chief Financial Officer and Treasurer

SUBSIDIARY GUARANTORS:

TALECRIS BIOTHERAPEUTICS, INC.

By:	/s/ John M. Hanson
Name:	John M. Hanson
Title:	Executive Vice President, Chief Financial Officer and Treasurer

TALECRIS PLASMA RESOURCES, INC.

By:	/s/ John M. Hanson
Name:	John M. Hanson
Title:	Executive Vice President, Chief Financial Officer and Treasurer

NEW SUBSIDIARY GUARANTOR:

TALECRIS BIOTHERAPEUTICS OVERSEAS SERVICES CORP.

By:	/s/ John M. Hanson
Name:	John M. Hanson
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Accepted:

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	/s/ Christie Leppert
Name:	Christie Leppert
Title:	Vice President